Exhibit 99.1

Kaixin Auto Holdings Receives Notification of Deficiency from

Nasdaq Relating to Delayed Filing of Annual Report on Form 20-F

BEIJING, July 06, 2020 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN), one of the primary dealership networks in the premium used car segment in China, today announced it has received a notice from Nasdaq on July 02, 2020 stating that, as a result of not having timely filed its annual report on Form 20-F for the year ended December 31, 2019, Kaixin is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the Securities and Exchange Commission (the “Commission”).

The Company is required by Nasdaq to submit its plan to regain compliance no later than August 31, 2020. If the plan is accepted by Nasdaq, the Company can be granted up to 180 calendar days from the Form 20-F’s due date, or until December 28, 2020, to regain compliance.

On June 12, 2020, the Company filed a notification of inability to timely file Form 20-F on Form 12b-25 due to the Company’s need for additional time to finalize Form 20-F due the logistical challenges associated with the COVID-19 outbreak.

Kaixin continues to work diligently to complete the Form 20-F and strives to file it with the Commission as soon as reasonably practicable. The Company expects to file its Form 20-F by July 10, 2020.

About Kaixin Auto Holdings

Kaixin Auto Holdings is one of the primary dealership networks in the premium used car segment in China. Supported by the rapid growth of China's used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin has transformed itself from a tech-enabled financing platform into a nationwide dealer network that combines both self-owned and affiliated dealers as well as value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Auto Holdings

Randall Xu
Tel: +86 (10) 8448-1818
Email: randall.xu@renren-inc.com

SOURCE: Kaixin Auto Holdings